UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number: 001-38857

BIT ORIGIN LTD.

(Translation of registrant’s name into English)

375 park Ave, Fl 1502

New York, NY 10152

T: 347-556-4747

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Attached as Exhibit 99.1 is the registrant’s press release of June 15, 2023, entitled, “Bit Origin Ltd Regains Compliance with Nasdaq Minimum Bid Price Requirement.”

Exhibit Index

Exhibit No.	Description
99.1	Press Release - Bit Origin Ltd Regains Compliance with Nasdaq Minimum Bid Price Requirement, dated June 15, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 15, 2023	BIT ORIGIN LTD.

	By:	/s/ Lucas Wang
	Name:	Lucas Wang
	Title:	Chief Executive Officer and Chairman of the Board